December 1, 2014

Via E-mail

Mr. Ken Kovie

President

Upholstery International, Inc. 8005 W. 183rd Street, Ste E Tinley Park, IL 60423

Re: Upholstery International, Inc.

Amendment No. 7 to Registration Statement on Form S-1 Filed November 21, 2014

File No. 333-195209

Dear Mr. Kovie:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

  In your response to comment 1 of our letter dated October 9, 2014, you state you have abandoned your public offering and will register the shares owned by the “selling shareholders.” In your prior response you stated that you relied on Rule 506 (b) for your private offerings. Without further analysis, it appears that you have a possible violation of Section 5 for your offers and sales of common stock in reliance on Rule 506(b). Therefore, please revise your registration statement to include risk factor disclosure and a recent developments section to discuss the consequences of your potential Section 5 violation, including whether you should reflect the proceeds of the “private” placement as a contingent liability on your balance sheet.

Response: Question 139.25

Question: Does the five-factor integration analysis in Securities Act Rule 502(a) apply to the situation in which an issuer is conducting concurrent private and public offerings?

Answer: No. The Commission’s integration guidance in Securities Act Release No. 8828 (Aug. 3, 2007) sets forth a framework for analyzing potential integration issues in the specific situation of concurrent private and public offerings. The guidance clarifies that, under appropriate circumstances, there can be a side-by-side private offering under Securities Act Section 4(2) or the Securities Act Rule 506 safe harbor with a registered public offering without having to limit the private offering to qualified institutional buyers and two or three additional large institutional accredited investors, as under the Black Box (June 26, 1990) and Squadron, Ellenoff (Feb. 28, 1992) no-action letters issued by the Division, or to a company’s key officers and directors, as under our so-called “Macy’s” position. The filing of the registration statement does not eliminate the company’s ability to conduct a concurrent private offering, whether it is commenced before or after the filing of the registration statement. This guidance does not negate the five-factor integration analysis outlined in Securities Act Release No. 4552 (Nov. 6, 1962) and in Rule 502(a), which should be used to test whether two or more otherwise exempt offerings should be treated as a single offering to determine whether an exemption is available.

Specifically, the Commission’s guidance focuses on how the investors in the private offering are solicited – whether by the registration statement or through some other means that would not otherwise foreclose the availability of the Section 4(2) exemption. If the investors in the private offering become interested in the private offering by means of the registration statement, then the registration statement will have served as a general solicitation for the securities being offered privately and Section 4(2) would not be available. On the other hand, if the investors in the private offering become interested in the private offering through some means other than the registration statement – for example, there is a substantive, pre-existing relationship between the investors and the company – then the registration statement would not have served as a general solicitation for the private offering and Section 4(2) would be available, assuming the offering is otherwise consistent with the exemption. Hence, there would be no integration of the private offering with the public offering.

In short, in the specific situation of concurrent public and private offerings, only the guidance set forth in the Securities Act Release No. 8828 applies. [Nov. 26, 2008]

 SELLING SECURITY HOLDERS

The selling shareholders named in this Prospectus are offering 100,200 shares of the common stock offered through this Prospectus.  The shares were sold under offerings exempt from registration under the Securities Act of 1933 as provided and promulgated by the SEC and Regulation D, Rule 506(b) as detailed below.

Under Rule 506(b), a company can be assured it is within the Section 4(a)(2) exemption by satisfying the following standards:

The company cannot use general solicitation or advertising to market the securities; the company did not use any general solicitation nor advertising to market the securities. The company may sell its securities to an unlimited number of "accredited investors" and up to 35 other purchases

In connection with the above transactions, although some of the investors may have also been accredited, we provided the following to all investors:

  Access to all our books and records.
  Access to all material contracts and documents relating to our operations.
  The opportunity to obtain any additional information, to the extent we possessed such information, necessary to verify the accuracy of the information to which the investors were given access.

Prospective investors were invited to review at our offices at any reasonable hour, after reasonable advance notice, any materials available to us concerning our business. Prospective Investors were also invited to visit our offices.

Forty two (42) unaffiliated investors purchased 100,200 shares under an offering exempt from registration under the Securities Act of 1933 as provided in Regulation D, Rule 506 (b)We note that you are registering the sale of 100,200 shares of common stock by the selling stockholders. Given the company’s shift from a self-underwritten best effort IPO to a selling shareholder offering, the relationship of certain selling stockholders to the company and the fact there is currently no market for your common shares, it appears that the selling stockholders may be acting as a conduit for the company in an indirect primary offering. Therefore, please fix the price at which the selling shareholders will offer their shares for the duration of the offering. Also identify the selling stockholders as underwriters on the prospectus cover page and throughout the prospectus, such as in the Plan of Distribution section. If you disagree with our analysis, please advise us of your basis for determining that the transaction is not an indirect primary offering, taking into consideration each of the factors identified in in Securities Act Forms Compliance and Disclosure Interpretations 214.02, available at http://www.sec.gov/divisions/corpfin/guidance/safinterp.htm, as well as any other factors you deem relevant.

RESPONSE: REVISED

2.	We note your response to comment 5 and the revised disclosure in your registration statement that you issued 200,000 shares to Lambert Private Equity in error and have reissued a stock certificate for 80,000 shares. However, the number of shares issued and outstanding has not been modified to account for the difference of 120,000 shares. Please advise whether the disclosed number of 20,000,200 shares issued and outstanding is accurate.

RESPONSE: total issuance is currently 19,880,200

Summary Information about Upholstery International, Inc, page 4

3.	We note that you deleted the disclosure on page 4 about the amount of funding you will need to implement your business plan. Please provide this disclosure in the paragraph on page 4 that discusses your auditor’s opinion that the ability of the company to continue as a going concern is dependent on raising capital to fund your business plan and ultimately to attain profitable operations

RESPONSE: revised

Risks Related to Financial Condition, page 13

If we do not obtain adequate financing, our business will fail, resulting in the complete loss of your investment, page 13

4.	To provide context to the risks discussed, please disclose the amount of funding you will need in the next 12 months and the amount you will need to implement your business plan.

RESPONSE: revised

5.	Missing

UI’s agreement with Lambert Private Equity LLC has specific registration rights that could affect potential shareholder rights, page 13

6.	We note in your response to comment 4 that you state you revised your filing. We do not see those revisions, so we reissue our comment. In the first paragraph of this risk factor you disclose that Lambert would purchase shares under the agreement using the 30 day price trading average. Please reconcile this disclosure with your disclosure in the seventh paragraph of this risk factor that Lambert’s purchase price for shares is based upon the then-prevailing lowest volume weighted average share price over a 15-day period.

RESPONSE: the Lambert agreement has been voided please see signed exhibits

7.	In the third paragraph of this risk factor and on page 27, you state the following: “Lambert Private Equity's agreement via the first page states that per the structure of the Private Equity Agreement, the company will sell the shares to Lambert Private Equity at a par value of .001.” Please delete or revise this statement as it suggests the company will sell shares to Lambert at $0.001 pursuant to the agreement. Instead, the agreement states that Lambert will invest up to $10 million “to purchase the Company’s common stock, $.001 par value per share (the ‘Common Stock’).”

RESPONSE: the Lambert agreement has been voided please see signed exhibits

8.	This risk factor combines at least three separate risks under one heading. Each risk should be presented under a separate risk factor heading with corresponding discussion that clearly identifies the risks and uncertainties to investors. We note, for example, that three distinct topics—dilution to existing shareholders, Lambert’s registration rights and the possibility that Lambert might not be able to provide the necessary funding—should each be addressed in a separate risk factor. Your revised disclosure should inform investors of the specific circumstances under which each of these risks may materialize or adversely impact investors. As an example, we note your statement that Lambert’s registration rights “could affect potential shareholder rights.” Your revised disclosure should identify the specific shareholder rights and the risks to investors as a result of Lambert’s registration rights.

RESPONSE: the Lambert agreement has been voided please see signed exhibits

9.	Please provide a table that illustrates how the agreement with Lambert could result in dilution to shareholders through the issuance of shares to Lambert. In the table, disclose the number of shares that the company could issue based upon a trading price of $2.50 (the price at which the selling shareholders are selling their shares), and trading prices 75%, 50% and 25% lower than $2.50.

RESPONSE: the Lambert agreement has been voided please see signed exhibits

10.	Please include a separate risk factor discussing the possibility that you may not be able to access the financing commitment under the agreement with Lambert. It appears that a variety of factors could operate to make the Lambert financing unavailable to you or available in limited amounts. In this regard, consider addressing the following:
•	Lambert has entered into similar agreements with at least four other companies that have filed documents with the SEC and has committed to provide—but has not yet provided—over $400 million, and it is, therefore, possible that Lambert may prioritize funding of other companies over yours.
•	If your securities are not traded on an exchange, no funding through the Lambert agreement will be available to you.
•	Even if your securities are traded on an exchange, a low stock price and/or limited trading volume could prevent you from accessing funding from this source or limit the amounts available to you.
•	You will not be permitted to issue a draw down notice until you register the shares issued to Lambert in an effective registration statement with the SEC or provide “freely tradeable, unrestricted shares,” which you may not be able to do.
•	Even if you issue draw down notices, Lambert may not have sufficient resources to fund the share purchases.

In addition, where you reference potential financing through your agreement with Lambert throughout the prospectus, please revise to also clearly state that such financing is not assured.

RESPONSE: the Lambert agreement has been voided please see signed exhibits

Item 7. Plan of Distribution, page 19

11.	Please disclose the natural person(s) who hold voting and/or investment control over the company common stock beneficially owned by Lambert Private Equity.

RESPONSE: Joseph N. Lambert

Item 9, Interests of Named Experts and Counsel, page 23

12.	In reference to the financial statements included in the prospectus and offering, please provide the name of your auditor as an expert in auditing and accounting.

RESPONSE: revised

Business Description, page 24

13.	When discussing your acquisition strategy throughout the prospectus, please disclose you currently do not have funding to make any acquisitions and disclose the amount of funding you need to implement your acquisition strategy.

RESPONSE: revised

Consolidated Financial Statements for the Fiscal Quarter Ended September 30, 2014

Consolidated Statements of Cash Flows, page F-13 Consolidated Statements of Operations, page F-14

14.	Please revise the titles to properly reflect the names of each of the respective financial statements. It appears you have mistitled the two financial statements.

RESPONSE: REVISED

Management’s Discussion and Analysis Capital Resources and Liquidity, page 27

15.	Referencing the $75,000 business loan entered into in May 2014, please update your outstanding balance at September 30, 2014. Please also tell us and disclose whether management believes it has sufficient working capital and liquidity for the next twelve months of operations.

RESPONSE: revised

16.	We note your response to comment 12 regarding our request for you to file as an exhibit the business loan and security agreement entered into in May 2014. We note you have filed a slide deck with the broad details of your agreement. Item 601 of Regulation S-K requires material contracts to be filed with a registration statement. As we previously noted, if appropriate, you may request confidential treatment for specified portions of the agreement that you file as an exhibit pursuant to Rule 406 of the Securities Act of 1933. For guidance, refer to Staff Legal Bulletin No. 1, as revised, available on our website at http://www.sec.gov/interps/legal.shtml. Please file the agreement as an exhibit.

RESPONSE: a clean Exhibit 12 has been filed with this amendment with no blackouts

17.	We note your response to comment 15 regarding the material terms of the warrant issued to Georgia Peaches, LLC in the November 2013 financing. Please include the substance of your response in the registration statement. However, clarify your response by explaining why you mean by your statement that “[t]he warrant was then canceled and a stock certificate was issued to Georgia Peaches, LLC.” Disclose whether this means that Georgia Peaches exercised the warrant according to its terms. If not, please explain the material terms of the transaction. Lastly, disclose the material terms of the warrant that was initially issued to Georgia Peaches, LLC, as previously requested. Update your disclosure under “Item 15. Recent Sales of Unregistered Securities” to separately disclose the issuance of the warrant and the issuance of stock following the cancellation of the warrant.

RESPONSE: The original agreement with Georgia Peaches LLC contained a clause that a warrant to purchase 350,000 shares of common stock was to be issued by Upholstery International to Georgia Peaches. At closing a warrant was never issued to Georgia Peaches and the terms of the agreement were amended so that additional compensation to Georgia Peaches was to be paid via the issuance of 350,000 shares of common stock. These shares were issued simultaneous with the closing of the loan. The warrant that was to be issued to Georgia Peaches was never executed. We used the word cancelled in our response to prior comment 15, when in fact the warrant was never executed and should not have been disclosed in our filing. We believe that the amended filing does not make mention of the warrant and does not need to since the warrant was never executed.

We have attached to our response the closing statement and updated term sheet, none of which make any mention of a warrant to be issued to Georgia Peaches.

Certain Relationships and Related Transactions, page 34

18.	Please remove reference to Mr. Kovie preforming underwriting services since this is a selling shareholder offering.

RESPONSE: revised

Item 15. Recent Sales of Unregistered Securities, pages 35 and 36

19.	Please revise your disclosure regarding the issuance of the commitment shares to Lambert to separately disclose when you issued Lambert 200,000 shares and when you reissued the stock certificate in the amount of 80,000 shares.

RESPONSE: revised In October 2014, 200,000 of the shares issued for consulting services referred to in Note 9 were returned, and 80,000 shares were reissued pursuant to the original agreement.

20.	Please tell us and/or revise the number of shares sold to investors from February 12, 2014 through July 30, 2014 as it appears that 20,200 shares were sold during this period.

RESPONSE: revised